 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-33773

B COMMUNICATIONS LTD.

(Translation of registrant’s name into English)

144 Menachem Begin Street, Tel Aviv 649210, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Quarterly and Year-End 2019 Financial Results

On March 24, 2020, B Communications Ltd. (the “Company”) issued a press release entitled “B Communications Reports Financial Results for the Fourth Quarter and Full Year of 2019,” in which the Company reported its financial results for the fourth quarter and full year ended December 31, 2019. A copy of that press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.

Date: March 24, 2020	By:	/s/ Tomer Raved
Name: Tomer Raved
Title: Chief Executive Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Earnings release of B Communications Ltd. for the quarter and year ended December 31, 2019

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